[redacted]

15046114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 26 2015
Washington DC
404

SEC FILE NUMBER
8-00831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTIN NELSON & CO., INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 WESTLAKE AVE. N., STE 200

SEATTLE	WA	98109-3031
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN O. NELSON, JR. — (206) 682-6261 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST., STE. 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06.02)

OATH OR AFFIRMATION

I, MARTIN O. NELSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTIN NELSON & CO., INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSS RONGNER
COMMISSION EXPIRES
NOTARY
PUBLIC
4-01-17
STATE OF WASHINGTON

Notary Public

Martin O. Nelson

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Not applicable.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Not applicable.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (SEE THE SEPARATELY BOUND REPORT)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** Reserve requirement not applicable.*

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- [x] (o) 2014 Exemption Report

MARTIN NELSON & CO., INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2014

C O N T E N T S

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have audited the accompanying financial statements of Martin Nelson & Co., Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Repot, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 19, 2015

MARTIN NELSON & CO., INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$	35,040
Receivable from clearing firm		574,686
Prepaid expenses		7,239
Securities held for resale		163,971
Investments		2,127,790
Income tax receivable		30,304
Furniture and equipment, net of accumulated depreciation of $136,254		23,390
Leasehold improvements, net of accumulated amortization of $239,061		104,274
	$	3,066,694

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	46,844
Deferred income tax liability		196,700
Total liabilities		243,544
Stockholder's Equity		
Common stock, $10 par value, 5,000 shares authorized, 1,471 shares issued and outstanding		14,710
Retained earnings		2,808,440
		2,823,150
	$	3,066,694

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

Revenues		
Commissions	$	1,353,688
Fees from municipal underwriting		142,914
Gain on securities held for resale		249,361
Realized gain on securities held as investments		401,919
Unrealized loss on securities held as investments		(298,936)
Advisor income		8,380
Interest and dividends		109,325
		1,966,651
Expenses		
Compensation and benefits		1,259,386
Rent		261,529
Profit sharing contribution		145,139
Depreciation		126,385
Taxes, other than on income		112,603
Dues and subscriptions		100,666
Professional fees		62,433
Contributions		54,176
Office supplies		35,249
Interest		34,847
Telephone		34,627
Auto		17,660
Insurance		12,956
Travel		4,211
Entertainment		4,001
Advertising		3,774
Underwriting expense		2,026
Other operating expenses		1,815
		2,273,483
Loss before taxes		(306,832)
Income tax benefit		125,100
Net loss	**$**	**(181,732)**

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2014

	Common Stock	Retained Earnings	Total
Balance, December 31, 2013	$ 14,710	$ 2,990,172	$ 3,004,882
Net loss for 2014		(181,732)	(181,732)
Balance, December 31, 2014	$ 14,710	$ 2,808,440	$ 2,823,150

See Notes to Financial Statements

MARTIN NELSON & CO., INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2014

Cash Flows from Operating Activities		
Net loss	$	(181,732)
Adjustments to reconcile net income to cash flows from operating activities		
Depreciation		126,385
Deferred tax benefit		(140,500)
Realized gain on securities held as investments		(401,919)
Unrealized loss on securities held as investments		298,936
Changes in operating assets and liabilities		
Receivable from clearing firm		102,280
Prepaid expenses		20,085
Securities held for resale		(163,971)
Accounts payable and accrued expenses		(60,805)
Income tax receiveable		(41,418)
Cash flows from operating activities		(442,659)
Cash Flows from Investing Activities		
Purchase of investments		(233,957)
Proceeds from sale of investments		688,889
Purchase of furniture, equipment and leasehold improvements		(10,435)
Cash flows from investing activities		444,497
Increase in cash		**1,838**
Cash Balance, Beginning of Year		**33,202**
Cash Balance, End of Year	$	35,040

Supplemental Cash Flow Information

Cash paid during the year for:		
Federal income tax	$	56,818
Interest	$	34,847

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Martin Nelson & Co., Inc. ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are primarily individuals located in the Pacific Northwest. The Company is also involved in underwriting of municipal bonds and earns an underwriting fee when the underwriting is completed. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Cash

The Company maintains its cash balances at various financial institutions. The balances occasionally exceed federally insured limits. Cash balances are available for immediate withdrawal.

Revenue Recognition

Commissions associated with the securities transactions are recognized on a settlement date basis which is not materially different from transactions recorded on a trade date basis. Fees from municipal underwriting are recognized when the related services are completed. Realized (calculated using the average cost method) and unrealized gains and losses are reflected in the results of operations for the year.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for investments measured at fair value, including a general description of the investments.

Securities Held for Resale

Securities held for resale consist of municipal bonds that are carried at fair value based on observable market inputs which are classified within Level 2 of the hierarchy, consisting of quoted values of the same securities on or around December 31, 2014, as these are not traded on a regular basis. Three issuers of municipal bonds represented the entire balance of the securities held for resale as of December 31, 2014.

Investments

Investments consist of various common stocks and municipal bonds and are carried at fair value. The majority of fair value of common stocks is based on quoted prices in active markets and is classified within Level 1 of the fair value hierarchy. The fair value of certain common stocks are based on observable market inputs which are classified within Level 2 of the hierarchy, consisting of quoted values of the same securities traded around December 31, 2014, as these securities are not traded on a regular basis. The fair value of municipal bonds is based on observable market inputs and is classified within Level 2 of the fair value hierarchy, consisting of quoted values of the same securities traded around December 31, 2014, as these securities are not traded on a regular basis. Two issuers of common stock represented 29% of all investments as of December 31, 2014.

The fair value of investments at December 31, 2014, was determined within the above fair value hierarchy as follows:

	Level 1 Inputs	Level 2 Inputs	Total
Investments			
Common stocks	$ 1,732,209	$ 298,768	$ 2,030,977
Municipal bonds		96,813	96,813
Total investments	1,732,209	395,581	2,127,790
Securities held for resale			
Municipal bonds		163,971	163,971
	$ 1,732,209	$ 559,552	$ 2,291,761

Furniture and Equipment/Leasehold Improvements

Furniture and equipment are stated at cost and are depreciated using straight-line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized using straight-line over the shorter of their estimated lives or the anticipated term of the lease.

Advertising

Advertising costs are expensed as incurred.

Income Tax

Income tax is determined using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and tax basis of assets and liabilities at the applicable enacted tax rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in depreciation rates on property. At December 31, 2014, the components of net deferred tax liabilities are as follows:

Furniture and equipment/leasehold improvements	$	70,730
Investments		(267,430)
	$	(196,700)

The income tax benefit is composed of:

Current provision	$	(15,400)
Deferred benefit		140,500
	$	125,100

The provision for federal income tax may differ from the statutory rate primarily due to interest income that is exempt from tax and the dividends received deduction.

The Company records a liability, if any, for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2014. Tax years that remain subject to examination are for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date of the independent auditors' report.

Note 2. Clearing Organization

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds most of the Company's securities held for resale and investments.

Note 3. Leases

The Company has an office lease agreement with a company owned by the president's immediate family members. The office space is leased under a non-cancelable operating lease expiring on December 31, 2015. Additionally, the Company has a non-cancelable office lease agreement for office space in Portland, expiring on March 31, 2017. The total rent expense paid to the related party amounted to $211,995 and the total rent expense paid under the Portland lease amounted to $49,534, for the year ended December 31, 2014. Minimum future lease payments under these non-cancelable operating leases for the remainder of the lease for years ending December 31 are as follows:

2015		202,801
2016		62,230
2017		15,671
	$	280,702

Note 4. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments (other than the non-cancelable lease described in Note 3), guarantees or contingencies that may result in a material loss or future obligations as of December 31, 2014.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2014, the Company had computed net capital of $2,119,899 which was in excess of the required net capital level by $1,869,899. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0.022 to 1.

SUPPLEMENTARY INFORMATION

MARTIN NELSON & CO., INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31,
2014

COMPUTATION OF NET CAPITAL

Total stockholder's equity per the financial statements	$	2,823,150
Deductions:		
Furniture and equipment		23,390
Leasehold improvements		104,274
Accounts receivable		12,820
Income tax receivable		30,304
Petty cash		50
Prepaid expenses		7,239
		178,077
Haircuts on securities:		
Equity securities		571,118
Debt securities		8,298
Undue concentration haircuts		13,371
Add back an allocation of deferred tax associated with haircut on unrealized appreciation of investments		(67,613)
		525,174
Total deductions and haircuts		703,251
Net capital		2,119,899
Minimum net capital		250,000
Excess net capital	$	1,869,899

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness		
Accounts payable and accrued expenses	$	46,844
Total aggregate indebtedness	$	46,844

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $250,000, whichever is greater)	
Percentage of aggregate indebtedness to net capital	2.2%
Ratio of aggregate indebtedness to net capital	0.022 to 1

MARTIN NELSON & CO., INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF THE NET CAPITAL
PER THE BROKER'S UNAUDITED FOCUS REPORT PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2014

Net capital, per the broker's unaudited Focus Report, Part II A, and net capital per audited financial statements	$ 2,119,899

No adjustments were proposed to net capital per the broker's unaudited Focus Report, Part IIA, as a result of our audit.

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT

To the Board of Directors
Martin Nelson & Co., Inc.
Seattle, Washington

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Martin Nelson & Co., Inc. ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

February 19, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

February 19, 2015

2014 Exemption Report

Martin Nelson & Co., Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Martin Nelson, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Martin Nelson & Company, Inc.

Martin O. Nelson Jr.

Martin O. Nelson, Jr.
Preisdent